Exhibit 99.1

For Immediate Release

Contacts:         Lee Feldman, Peters & Feldman for ALM
                  Phone: (401) 848-5494 E-mail: lfeldman@amlaw.com

             ALM ACQUIRES INSIGHT INFORMATION, LEADING PRODUCER OF BUSINESS, FINANCIAL AND LEGAL CONFERENCES THROUGHOUT CANADA

NEW YORK (February 1, 2005) - ALM, the world's leading media company focused on the practice and business of law, today announced that it has acquired the assets of Insight Information Co., a privately held conference producer based in Toronto, Canada. The assets of three related companies were also acquired as part of the transaction. Founded in 1979, Insight Information currently organizes more than 150 executive conference events annually, targeted primarily at legal, business, real estate and financial professionals. Terms of the acquisition were not disclosed.

Insight Information will operate as a business unit of ALM, under the umbrella of the ALM Events division. Ms. Valerie Baldassare, currently president of Insight Information, will continue to head the group.

Last year, more than 7,000 senior decisionmakers attended Insight Information conferences in locations throughout Canada and the U.S. Upcoming Insight Information conferences include the Eighth Annual Asset Securitization Forum, the Aboriginal Oil & Gas Conference and the Eighth Annual Western Canadian Securities Forum. Additional information on upcoming programs and sponsorship opportunities is available at www.insightinfo.com.

"Insight Information is widely regarded as a one of Canada's premier event organizations. Its conferences provide timely, focused updates on key business and professional topics in sectors that mirror and complement our own audiences, sponsors and advertisers," said William Pollak, president & CEO of ALM. "This acquisition will help extend the ALM Events brand across North America, while creating new connections to professionals in areas closely related to the law, such as finance and real estate."

ALM Events is a leading source of management and professional education for the legal community, producing more than 35 conferences and tradeshows each year in North America and Europe. Its roster includes the LegalTech(R) series, the legal industry's largest technology exposition and conference; the "Definitive Management Series," developed with Harvard Business School Publishing; the GC Conference series for in-house counsel; and targeted events for practitioners and law firm business managers. For more information on upcoming ALM events, please visit www.almevents.com.

Headquartered in New York City, ALM is a leading integrated media company, focused on the legal and business communities. ALM currently owns and publishes 35 national and regional legal magazines and newspapers, including The American Lawyer(R), Corporate Counsel(R) and The National Law Journal(R). ALM's Law.com(R) is the Web's leading legal news and information network. ALM's other businesses include book and newsletter publishing, court verdict and settlement reporting, production of legal trade shows, conferences and educational seminars, market research and distribution of content related to the legal industry. ALM was formed by U.S. Equity Partners, L.P., a private equity fund sponsored by Wasserstein & Co., LP. More information on ALM's businesses and services is available on the Web at www.alm.com.

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